May 19, 2005


Via Fax & U.S. Mail

Charles E. Johnson
President and Chief Executive Officer
Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513

RE:	Transpro, Inc.
    Form 10-K for the fiscal year ended December 31, 2004
    File No. 001-13894

Dear Mr. Johnson:

      We have reviewed your response letter dated May 2, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Refer to prior comment 1
1. Provide us your analysis of paragraph 9 of SFAS 140 as it relates to the accounts receivable program.
2. Quantify in the notes to the financial statements the amount of the factoring fee and identify its location in your financial statements.

Refer to prior comment 3
3. You have provided no substantive analysis to support your conclusion that the products sold through each of your two business segments are similar within the meaning of paragraph 37 of SFAS 131.
The fact that many of your largest customers purchase both your heat exchange and air conditioning products is not determinative that the products are similar. Consequently, revise your 2004 Form 10-K to separately quantify the revenues attributable to radiators, heaters, and condensers as part of your heat exchanger unit. In addition, separately quantify the revenues attributable to accumulators, compressors, and evaporators as part of your ready aire temperature control unit, or provide a meaningful grouping of products within this unit (i.e., air conditioning repair products.) If you continue to believe no additional disclosure is required under paragraph 37 of
SFAS 131, provide us a substantive and detailed analysis of each of the aforementioned products that demonstrates that the products are similar. As part of your analysis, separately quantify the revenues attributable to each of the products for the past five years and explain any significant fluctuations. In addition, separately describe each product and separately discuss the factors that impact its demand and useful life. Quantify the expected useful life of each product.

Refer to prior comment 4
4. Please further explain to us why you believe you have not substantively met the criteria in paragraph 30(f) of SFAS 144. While you indicate that significant changes to the plan could have occurred or the plan could have been withdrawn, both of these scenarios, however, appear unlikely given the limited period of time between year-end and the date the definitive agreement was signed. The lack of a definitive agreement does not by itself preclude you from meeting the criteria of paragraph 30(f).
5. Please further explain to us why you believe you have not substantively met the criteria in paragraph 30(d) of SFAS 144. Your response appears inconsistent with your October 29, 2004 investor presentation. In your response you state that the merger was subject to agreement on definitive documentation, HSR Act clearance, shareholder approval and other conditions, the results of which were not determinable. Transpro`s December 15, 2004 modification letter to Modine indicates that the definitive agreement would be executed shortly. Further, the investor presentation clearly indicates that the time frame for the HSR Act clearance, shareholder approval and other conditions were determinable. In this regard, you expected the transaction to initially close in the first quarter of 2005 based on a definitive agreement that would have initially been signed in November 2004. Consequently, it appears that you had a time frame of approximately three to four months to complete the transaction following the signing of the definitive agreement. Please reconcile in detail the time frame used to prepare the investor presentation and your response, and clearly explain to us why you have not met the criteria contained in paragraph 30(d) of SFAS 144.
6. Please further explain to us why you believe you have not substantively met the criteria in paragraph 30(a) of SFAS 144. It appears that you are interpreting paragraph 30(a) too narrowly.
As
part of your response, provide us any minutes or notes of the December and January internal and external meetings that discussed the acquisition.


* * * * *


      As appropriate, please file your response to our comments and any necessary amendments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Cari Kerr at 202-551-3310 or the undersigned at
202-551-3812 with any questions.


      Sincerely,



							Michael Fay
							Branch Chief


Via Fascimile: Mr. Richard A. Wisot, Chief Financial Officer, 203-
401-6470

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Transpro, Inc.
May 19, 2005
Page 1